June 16, 2009



VIA EDGAR AND FED EX
--------------------

Mellissa Campbell Duru, Esq.
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549-3628



 Re: PHH Corporation, Inc.

     Definitive Soliciting Materials filed on Schedule 14A on June 3, 2009 by Pennant Capital Management, LLC, Pennant Spinnaker Fund LP, Pennant Offshore Partners, Ltd., Pennant Onshore Partners, LP, Pennant Onshore Qualified, LP, Pennant Windward Fund, LP, Pennant Windward Fund, Ltd., Alan Fournier, Allan Z. Loren, and Gregory J. Parseghian (File No. 1-07797)
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Dear Ms. Duru:

On behalf of Pennant Capital Management, LLC, Pennant Spinnaker Fund LP, Pennant Offshore Partners, Ltd., Pennant Onshore Partners, LP, Pennant Onshore Qualified, LP, Pennant Windward Fund, LP, Pennant Windward Fund, Ltd., Alan Fournier, Allan Z. Loren and Gregory J. Parseghian (collectively, the "Soliciting Persons"), we have provided herein the Soliciting Persons' responses to your letter of June 5, 2009 containing the Staff's comments regarding the Definitive Soliciting Materials filed on Schedule 14A on June 3, 2009 by the Soliciting Persons with respect to PHH Corporation (the "Company"). For your convenience, the full text of each of the Staff's comments is set forth below in bold type, and the Soliciting Persons' response to each comment directly follows the applicable text.


     Don't Believe Management's Clams that PHH is Performing Well
     ------------------------------------------------------------

1. We note your disclosure that the company's profit of $2 million or $0.04 per share is the company's "first quarterly profit in the last fourteen quarters."

Mellissa Campbell Duru, Esq.
Special Counsel
Securities and Exchange Commission
June 16, 2009
Page 2


     Your statement is inconsistent with the Financial data publicly reported by the company in its quarterly reports over the last fourteen quarters. Please file corrective disclosure that addresses this inconsistency. Disseminate such corrective disclosure in the same manner as the materials filed. Refer to Rule 14a-9.

     As we discussed by phone on the morning of June 5, 2009, Pennant first learned of the error earlier that morning and was in the process of preparing a corrective press release, which was issued that day shortly after noon. As we discussed by phone that afternoon, although the original statement was disseminated by both a press release and a printed letter mailed to the Company's stockholders, it would only be necessary to correct the erroneous statement by issuing the corrective press release. As discussed, because the annual meeting date was so close, printing the corrective press release and mailing it to the Company's stockholders would have resulted in the stockholders' receiving the correction after the annual meeting and would have served no purpose.

2. Avoid statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9. For example, you ask shareholders to "not be fooled" by management's comparisons and also suggest that management is deploying "scare tactics." In future filings, please avoid making such unsupported assertions.

     Comment acknowledged.


                                    * * * * *

Please contact me if we can provide any additional information or clarification with respect to this revised submission.



Very truly yours,

/s/ Michael A. Schwartz

Michael A. Schwartz